Policy Specifications
Policy Number [SPECIMEN]
Riders and Benefits Charges
Bonus Rider

Index:	[“S & P 500”]
Bonus Option Duration:	[1 Year]
Bonus Rider Charge Rate:	[2.50]% annually ([0.2083333]% monthly)
Guaranteed Minimum Index Participation Rate:	[5.00]%
Guaranteed Minimum Annual Interest Rate Credited to a Maturing Bonus Option:	[0.00]%
This Rider contains the following Non-Guaranteed Elements (NGEs): Index Participation Rate.
Bonus Rider Benefit Amount
If the Index Growth Rate of the current Bonus Option results in an effective annual rate greater than the Guaranteed Minimum Annual Interest Rate Credited to a Maturing Bonus Option, we will credit a Bonus Rider Benefit Amount.  Bonus Rider Benefit Amounts are calculated separately for each Bonus Option on the Bonus Option Maturity Date.  A Bonus Rider Benefit Amount is not credited to the Accumulation Value before the Bonus Option Maturity Date.  The Bonus Rider Benefit Amount on the Bonus Option Maturity Date is equal to [a x (b/c)] where:
a.	is the Index Growth Rate;
b.	is the Separate Account Value on the Bonus Option Start Date less the monthly Bonus Rider Charge for the current Bonus Option; and
c.	is 12.
Index Growth Rate
We will determine the Index Growth Rate used in determining the Bonus Rider Benefit Amount, if any, for each Bonus Option subject to the guaranteed factors shown above.  The Index Growth Rate is equal to [(a/b) – 1] x c; and no less than d, where:
a. is the Closing Value of the Index as of the Bonus Option Maturity Date;
b. is the Closing Value of the Index as of the Bonus Option Start Date;
c. is the Index Participation Rate in effect on the Bonus Option Start Date; and
d. is the Guaranteed Minimum Annual Interest Rate Credited to a Maturing Bonus Option.

Index Participation Rate
A factor used in calculating the Index Growth Rate applicable to a Bonus Option.  We will declare the Index Participation Rate applicable to a Bonus Option on the Bonus Option Start Date.  The Index Participation Rate is determined by option prices available on the Bonus Option Start Date. We guarantee that the Index Participation Rate will never be less than the Guaranteed Minimum Index Participation Rate shown above.  A higher Index Participation Rate may be applied.
Index Disclaimers
[The S&P 500 Index is a product of S&P Dow Jones Indices LLC, a division of S&P Global, or its affiliates (“SPDJI”), and has been licensed for use by The Lincoln National Life Insurance Company.  Standard & Poor’s® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC, a division of S&P Global (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”).  The Lincoln National Life Insurance Company’s product is not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in such product nor do they have any liability for any errors, omissions, or interruptions of the S&P 500 Index.]